
September 19, 2012

Via Facsimile
John E. Strabley
Chief Executive Officer
International Monetary Systems, LTD.
16901 West Glendale Drive
New Berlin, WI 53151

      Re: International Monetary Systems, LTD.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 9, 2012
             File No. 000-30853

Dear Mr. Strabley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Operations, page 8

1. We note you disclose cash flows from operations on a per share basis. Non-GAAP liquidity measures, such as cash flow, should not be presented on a per share basis in documents filed or furnished with the Commission. Reference is made to Compliance & Disclosure Interpretations on Non-GAAP Financial Measures Question 102.05 found here at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 9A(T) – Controls and Procedures, page 10

2. Please revise to furnish all of the information required by Item 307 of Regulation S-K including the assessment related to disclosure controls and procedures.

3. We note your disclosure that management *believes* (emphasis added) that the internal controls relative to financial reporting as of December 31, 2011, were effective with regards to IT access controls over the accounting applications." Note that use of the term "believes" or a term other than "concludes" raises questions about the degree of management's assessment and potential limits. It does not appear that your certifying officers have reached a conclusion. Please confirm to us, and revise to address your officers' conclusions.

4. Reference to IT access controls over the accounting applications also limits the scope and objective of internal control. Please confirm to us and revise to address, if true, that you internal controls were effective and in accordance with the Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Note 1 – Information About the Company and Summary of Significant Accounting Policies

Revenue Sources, page F-8

5. Please explain and disclose your revenue recognition policy with respect to the different revenue streams, including any upfront one-time membership fees, monthly fees, transaction fees, event fees and inventory sales etc. In addition, if any fees are recognized upfront, explain your basis in GAAP for the accounting. Reference is made to SAB Topic 13.A.3.f.

Noted 10 – Related Party Transactions, page F-19

6. We note your sale of trade dollars at a significant discount to employees and directors during the years ended December 31, 2010 and 2011. In that regard, explain to us and disclose the business reasons behind the discount and how you had accounted for the discount in the income statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief